UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Nomad Foods Limited

(Name of Issuer)

Ordinary Shares, No Par Value

(Title of Class of Securities)

G6564A105

(CUSIP Number)

Mariposa Acquisition II, LLC

500 South Pointe Drive, Suite 240

Miami Beach, Florida 33139

Attn: Martin E. Franklin

(786) 482-6333

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

January 7, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G6564A105	Page 2 of 18 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin E. Franklin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,722,744*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,221,993*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,722,744*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5

SCHEDULE 13D

CUSIP No. G6564A105	Page 3 of 18 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin E. Franklin Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,346,053*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,346,053*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,346,053*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5

SCHEDULE 13D

CUSIP No. G6564A105	Page 4 of 18 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mariposa Acquisition II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 750,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 750,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

SCHEDULE 13D

CUSIP No. G6564A105	Page 5 of 18 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ian G.H. Ashken
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,090*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,090*
	10	SHARED DISPOSITIVE POWER 703,477*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 721,567*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5.

SCHEDULE 13D

CUSIP No. G6564A105	Page 6 of 18 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tasburgh, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 703,477*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 703,477*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

SCHEDULE 13D

CUSIP No. G6564A105	Page 7 of 18 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James E. Lillie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,195*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,195*
	10	SHARED DISPOSITIVE POWER 703,477*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 721,672*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5.

SCHEDULE 13D

CUSIP No. G6564A105	Page 8 of 18 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Powder Horn Hill Partners, II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 703,477*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 703,477*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

SCHEDULE 13D

CUSIP No. G6564A105	Page 9 of 18 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Desiree DeStefano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 93,797*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,797*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5.

SCHEDULE 13D

CUSIP No. G6564A105	Page 10 of 18 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Desiree DeStefano Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 93,797*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,797*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

Item 1.	Security and Issuer.

This Amendment No. 2 (the “Amendment”) is being jointly filed by Martin E. Franklin (“Franklin”), the Martin E. Franklin Revocable Trust (the “Franklin Trust”), Mariposa Acquisition II, LLC, a Delaware limited liability company (“Mariposa” and together with Franklin and the Franklin Trust, collectively referred to as the “Franklin Reporting Persons”), Ian G.H. Ashken (“Ashken”), Tasburgh, LLC, a Delaware limited liability company (“Tasburgh”, and together with Ashken, the “Ashken Reporting Persons”), James E. Lillie (“Lillie”), Powder Horn Hill Partners II, LLC, a Delaware limited liability company (“PHHP”, and together with Lillie, the “Lillie Reporting Persons”), Desiree A. DeStefano (“DeStefano”) and the Desiree A. DeStefano Revocable Trust (the “DeStefano Trust”, and together with DeStefano, the “DeStefano Reporting Persons”) to amend the Statement on Schedule 13D, filed with the Securities and Exchange Commission (the “Commission”) on January 12, 2018 (as amended by Amendment No. 1 filed on June 15, 2018, the “Statement”) with respect to the ordinary shares, no par value (the “Ordinary Shares”), of Nomad Foods Limited, a company incorporated with limited liability under the laws of the British Virgin Islands (the “Issuer”). The principal executive offices of the Issuer are located at No. 1 New Square, Bedfont Lakes Business Park, Feltham, Middlesex TW14 8HA, United Kingdom. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings set forth in the Statement. The Franklin Reporting Persons, the Ashken Reporting Persons, the Lillie Reporting Persons and the DeStefano Reporting Persons are collectively referred to herein as the “Reporting Persons”.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended by the addition of the following:

On January 2, 2019, Mariposa was issued 85,546 Ordinary Shares by the Issuer (the “2018 Dividend Shares”) as a dividend on its Founder Preferred Shares. The number of 2018 Dividend Shares issued was based on the share price appreciation of the Ordinary Shares as described in the Issuer’s amended and restated memorandum and articles of association. On January 7, 2018, Mariposa distributed the 2018 Dividend Shares to its members pursuant to its governing documents, including 37,640 Ordinary Shares to the Franklin Trust and 21,387 Ordinary Shares to RSMA, LLC for no consideration. On January 7, 2019, Franklin entered into an Irrevocable Proxy Agreement (the “2019 Proxy Agreement”) with each of Tasburgh, PHHP and the DeStefano Trust pursuant to which each of Tasburgh, PHHP and the DeStefano Trust granted Franklin an irrevocable proxy to vote the 2018 Dividend Shares received by each of them pursuant to the distribution (and any Ordinary Shares received by any of them pursuant to any subsequent distribution or other acquisition) for so long as Franklin serves as a director on the Issuer Board. Franklin has no pecuniary interest in the Ordinary Shares (which includes the 2018 Dividend Shares) held by any of the Ashken Reporting Persons, the Lillie Reporting Persons or the DeStefano Reporting Persons as a result of the 2019 Proxy Agreement. Except as described herein, none of the Ashken Reporting Persons, the Lillie Reporting Persons or the DeStefano Reporting Persons has beneficial ownership or a pecuniary interest in the Ordinary Shares (which includes the 2018 Dividend Shares) held by the Franklin Reporting Persons.

1

The foregoing description of the 2019 Proxy Agreement is qualified in its entirety by reference to the 2019 Proxy Agreement, which is filed as Exhibit B to this Statement and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Paragraphs (a) – (c) of the Statement are hereby amended and restated in their entirety as follows:

(a) – (b)

As of the date hereof, Franklin beneficially owns 8,722,744 Ordinary Shares (which includes Founder Preferred Shares convertible into Ordinary Shares within 60 days) consisting of (i) shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of, 7,221,993 Ordinary Shares (which includes Founder Preferred Shares convertible into Ordinary Shares within 60 days) controlled or held, directly or indirectly, by one or more of the Franklin Reporting Persons and (ii) sole power to vote, or to direct the vote, of 1,500,751 Ordinary Shares held, directly, by Tasburgh, PHHP and the DeStefano Trust (each as further described below).

Each of Franklin, the Franklin Trust and Mariposa has shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of, an aggregate of 8,722,744, 5,346,053 and 750,000 Ordinary Shares (which includes Founder Preferred Shares convertible into Ordinary Shares within 60 days), respectively. The shares beneficially owned by Franklin consist of (i) 4,127,068 Ordinary Shares held directly by the Franklin Trust, (ii) 2,344,925 Ordinary Shares held by RSMA LLC (all of which are deemed to be beneficially owned by Franklin and 468,985 of which are held directly by the Trust), (iii) 750,000 Founder Preferred Shares held by Mariposa that are convertible at any time at the option of the holder into the same number of Ordinary Shares, (iv) 703,477, 703,477 and 93,797 Ordinary Shares held by Tasburgh, PHHP and the DeStefano Trust, respectively (which Franklin has the sole power to vote pursuant to the Proxy Agreement and the 2019 Proxy Agreement). In the aggregate, such 8,722,744, 7,221,993, 5,346,053 and 750,000 Ordinary Shares represent approximately 5.0%, 4.1%, 3.1% and 0.4%, respectively, of all outstanding Ordinary Shares (calculated based on 174,400,143 Ordinary Shares outstanding as of January 2, 2019 (as reported in the Issuer’s Report on Form 6-K filed on January 2, 2019)) and assuming the conversion of Mariposa’s Founder Preferred Shares, but without including any conversion of Founder Preferred Shares held by any other person). Franklin indirectly owns 69% of Mariposa, representing a pecuniary interest in 517,500 Founder Preferred Shares.

2

As of the date hereof, the Ashken Reporting Persons, Lillie Reporting Persons and DeStefano Reporting Persons may be deemed to beneficially own and have shared power to dispose, or to direct the disposition of, an aggregate of 721,567, 721,672 and 93,797 Ordinary Shares, representing approximately 0.4%, 0.4% and 0.1% of all outstanding Ordinary Shares (calculated based on 174,400,143 Ordinary Shares outstanding as of January 2, 2019 (as reported in the Issuer’s Report on Form 6-K filed on January 2, 2019)). Each of Tasburgh, PHHP and the DeStefano Trust directly owns 7.5%, 7.5% and 1%, respectively of Mariposa, representing a pecuniary interest in 56,250, 56,250 and 7,500 Founder Preferred Shares.

(c)	Except as otherwise described herein, no other transactions were effected by the Reporting Persons in the past 60 days.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A — Joint Filing Agreement among the Reporting Persons, dated June 15, 2018 (incorporated by reference to Exhibit A to the Amendment filed by the Reporting Persons with respect to the Issuer on June 15, 2018).

Exhibit B — 2019 Proxy Agreement dated January 7, 2019.

3

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2019	MARIPOSA ACQUISITION II, LLC

	By:	/s/ Martin E. Franklin
Name: Martin E. Franklin
Title: Manager

MARTIN E. REVOCABLE TRUST

By:	/s/ Martin E. Franklin
Martin E. Franklin, as settlor and trustee of the Martin E. Franklin Revocable Trust

By:	/s/ Martin E. Franklin
Martin E. Franklin

TASBURGH LLC

By:	/s/ Ian G. H. Ashken
Name: Ian G.H. Ashken
Title: Managing Member

/s/ Ian G. H. Ashken
Ian G. H. Ashken

[Signature Page to Amendment]

POWDER HORN HILL PARTNERS II, LLC

By:	/s/ James E. Lillie
Name: James E. Lillie
Title: Managing Member

/s/ James E. Lillie
James E. Lillie

THE DESIREE DESTEFANO REVOCABLE TRUST

By:	/s/ Desiree A. DeStefano
Name: Desiree A. DeStefano
Title: Trustee

/s/ Desiree A. DeStefano
Desiree A. DeStefano

[Signature Page to Amendment]